                                                                                                       June 2, 2009

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Post-effective amendments to certain Form N-4 registration statements

Dear Ms. Samuel:

On June 1, 2009, we filed post-effective  amendments under Rule 485(a) to the Form N-4 registration  statements of Prudential Annuities
Life Assurance  Corporation  ("PALAC"),  Pruco Life  Insurance  Company  ("Pruco Life") and Pruco Life Insurance  Company of New Jersey
("PLNJ") listed below.  Among other things,  these  post-effective  amendments  describe a new lifetime  guaranteed  minimum withdrawal benefit to be called  Highest Daily  Lifetime 6 Plus (the spousal  variant of which will be called  Spousal  Highest  Daily  Lifetime 6
Plus).

The following Form N-4 registration statements are being amended:

o        Pruco Life's Prudential Premier Series Annuity (file nos. 333-130989 and 333-144639)
o        PLNJ's Prudential Premier Series Annuity (file nos. 333-131035 and 333-144657)
o        PALAC's ASAP III, APEX II, ASL II, XTra Credit Six, XTra Credit  Eight,  Choice 2000,  and  Cornerstone  Annuities  (file nos.
          333-96577,  333-71654,  333-71672,  333-71834,  333-150220,  333-08853,  and  333-152411).  Included  within certain of these registration statements are the prospectuses for the "Optimum" line of annuities sold through LPL Financial Corporation.

 In brief,  the  salient  changes  reflected  in these  485(a)  filings,  which  will be  embodied  in  supplements  to the May 1, 2009 prospectuses, are as follows:

o        Disclosure  concerning  Highest Daily  Lifetime 6 Plus and Spousal  Highest Daily  Lifetime 6 Plus.  Highest Daily  Lifetime 6
         Plus and Spousal  Highest Daily 6 Plus are  substantially  similar to our existing  Highest Daily  Lifetime 7 Plus and Spousal
         Highest Daily  Lifetime 7 Plus benefits,  respectively,  except that (a) the charge for Highest Daily Lifetime 6 Plus is equal to 0.85% of the greater of Account Value and  Protected  Withdrawal  Value,  the charge for Spousal  Highest Daily  Lifetime 6
         Plus is equal to 0.95% of the greater of Account  Value and  Protected  Withdrawal  Value,  and the charge for  Highest  Daily
         Lifetime 6 Plus with Lifetime  Income  Accelerator is equal to 1.20% of the greater of Account Value and Protected  Withdrawal
         Value (b) the "roll-up" of the Protected  Withdrawal  Value is 6% annually (c) the guaranteed  Protected  Withdrawal  Value on the 25th benefit  anniversary that exists under Highest Daily Lifetime 7 Plus if there has been no Lifetime  Withdrawal is not present  under  Highest  Daily  Lifetime 6 Plus (d) the Annual  Income  Amount  age-bands are different (e) a death benefit is included in the new  benefits  that  generally  equals 300% of the Annual  Income  Amount (f) there is no  Beneficiary  Income
         Option version of Highest Daily Lifetime 6 Plus and no Return of Principal  Guarantee.  Subject to a brief transition  period, we plan to cease  offering  Highest Daily Lifetime 7 Plus and Spousal  Highest Daily  Lifetime 7 Plus in a given  jurisdiction once Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus are approved in that jurisdiction.
o        The following  miscellaneous  changes,  some or all of which apply to each supplement:  (a) clarification  that Morgan Stanley
         Smith  Barney will serve as pricing  agent for the PALAC and Pruco  Life/PLNJ  annuities  it sells (b)  additional  disclosure about how we may delay the  processing of a withdrawal  request if there is a question about the  authenticity  of the owner's signature and (c) additional disclosure about the availability of one of the optional death benefits.

 The instant filings do not reflect  updated expense  examples,  which will be furnished in the subsequent  485(b) filings.  Similarly, current  financial  statements  for the  registrant  separate  account and the  depositor  will be included in the  subsequent  485(b)
 filings.

We represent and acknowledge that:

o        the depositor and the registrant are responsible for the adequacy and accuracy of the disclosure in the instant filings; and
o        staff  comments,  or changes to  disclosure  in response  to staff  comments  in the  filings  reviewed  by the staff,  do not foreclose the Commission from taking any action with respect to the instant filings; and
o        the depositor and the registrant  may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

In this  submission,  we are  furnishing  you  with a paper,  "courtesy"  copy of the  PALAC  "core  prospectus"  filing.  The  changes identified in that filing are representative of the changes proposed to be made in the other filings.

We appreciate your attention to these filings.

                                                              Sincerely,

                                                       /s/C. Christopher Sprague
                                                       C. Christopher Sprague